Exhibit 99.77

Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements
(Unaudited)

Three Months Ended December 31, 2012

ENERGY FUELS INC.
Condensed Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	December 31, 2012	September 30, 2012
ASSETS

Current assets
Cash and cash equivalents	$3,613	$13,657
Marketable securities (Note 6)	1,143	1,627
Trade and other receivables (Note 7)	2,940	15,268
Inventories (Note 8)	38,308	30,328
Prepaid expenses and other assets	1,072	464
	47,076	61,344
Non-current
Inventories (Note 8)	4,451	2,945
Property, plant and equipment (Note 9)	137,844	133,085
Intangible assets (Note 10)	13,113	13,909
Restricted cash (Note 11)	28,453	28,525
	$230,937	$239,808

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$10,818	$15,347
Deferred revenue	1,150	1,150
Current portion of long-term liabilities
Decommissioning liability (Note 11)	95	43
Loans and borrowings (Note 12)	340	724
	12,403	17,264
Non-current
Long-term decommissioning liability (Note 11)	15,765	15,681
Long-term loans and borrowings (Note 12)	20,249	22,765
	48,417	55,710

Shareholders' equity
Capital stock (Note 13)	$179,427	$178,745
Contributed surplus (Note 13)	19,805	17,906
Share purchase warrants (Note 13)	4,103	6,002
Deficit	(19,858)	(17,602)
Accumulated other comprehensive loss	(957)	(953)
	182,520	184,098
	$230,937	$239,808

Additional footnote references
    Commitments and contingencies (Note 15)
    Subsequent events (Note 14 and 17)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Bruce D. Hansen , Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended
	December 31,
	2012	2011

REVENUES (Note 16)	$8,927	$-

COST OF SALES
Production cost of sales	8,021	-
Depreciation, depletion and amortization (Note 16)	617	-
TOTAL COST OF SALES	(8,638)	-
GROSS PROFIT	289	-
Selling, general and administrative expenses	(3,886)	(904)
Finance income (Note 16)	2,436	4
Finance expense (Note 16)	(963)	(16)
Other income (expense)	(132)	326
NET LOSS BEFORE TAXES	(2,256)	(590)
Income tax expense	-	-
NET LOSS FOR THE PERIOD	(2,256)	(590)
Foreign currency translation reserve	(4)	172
COMPREHENSIVE LOSS FOR THE PERIOD	$(2,260)	$(418)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2012	2011

Capital stock (Note 13)
Balance, beginning of period	$178,745	$59,488
Common shares issued for acquisition of joint venture interests (Note 4)	682	-
Balance, end of period	179,427	59,488

Contributed surplus (Note 13)
Balance, beginning of period	17,906	14,372
Share purchase warrants expired	1,899	-
Share-based compensation	-	11
Balance, end of period	19,805	14,383

Share purchase warrants (Note 13)
Balance, beginning of period	6,002	4,159
Share purchase warrants expired	(1,899)	-
Balance, end of period	4,103	4,159

Deficit
Balance, beginning of period	(17,602)	(34,575)
Net loss for the period	(2,256)	(590)
Balance, end of period	(19,858)	(35,165)

Accumulated other comprehensive loss
Balance, beginning of period	(953)	(1,250)
Foreign currency translation reserve	(4)	172
Balance, end of period	(957)	(1,078)

Total shareholders' equity	$182,520	$41,787

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(2,256)	$(590)
Items not involving cash:
Depletion, depreciation and amortization	1,456	18
Stock-based compensation	-	11
Finance income (Note 16)	(2,436)	(4)
Finance expense (Note 16)	963	16
Unrealized foreign currency translation	239	149
Other (income) expense	132	(325)
Change in non-cash working capital	(406)	(236)
Interest received	183	4
	(2,125)	(957)

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(2,693)	(212)
Expenditures on exploration and evaluation	(3,176)	(680)
Cash outlays for acquisition of Titan Uranium, Inc.	-	(608)
Acquisition of joint venture interests, net of cash acquired (Note 4)	(758)	-
Proceeds from sale of property, plant and equipment	-	325
Proceeds from sale of marketable securities	69	-
Change in cash deposited with regulatory agencies for decommissioning liabilities	(5)	-
	(6,563)	(1,175)

FINANCING ACTIVITIES
Repayment of borrowings	(522)	(126)
Interest paid on convertible debentures	(824)	-
	(1,346)	(126)

DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(10,034)	(2,258)
Effect of exchange rate fluctuations on cash held	(10)	23
Cash and cash equivalents - beginning of period	13,657	6,955
CASH AND CASH EQUIVALENTS - END OF PERIOD	$3,613	$4,720

Non-cash investing and financing transactions:
Issuance of shares for acquisition of joint venture interests (Note 4)	$682	$-
Issuance of secured notes for acquisition of mineral properties	-	920

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principle place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing mineral properties, extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

The Company and its significant subsidiaries including those acquired through the acquisition of Denison Mines Holding Corp. and White Canyon Uranium Ltd. (as described in Note 5) are as follows:

	Property /		Functional	Dec 31,	Sept. 30,
Entity	function	Location	currency	2012	2012
Energy Fuels Inc.	Corporate	Canada	CAD	100%	100%
Energy Fuels Resources Corporation (“EFRC”)	Exploration	Colorado	USD	100%	100%
Energy Fuels Wyoming Inc. (“EFW”)	Exploration	Wyoming	USD	100%	100%
Energy Fuels Holdings Corp. ("EFHC")	Corporate	Colorado	USD	100%	100%
Energy Fuels Resources (USA) Inc. ("EFR")	Operating	Colorado	USD	100%	100%
EFR White Mesa LLC ("White Mesa")	Mill	Utah	USD	100%	100%
EFR White Canyon Corp.	Mining	Utah	USD	100%	100%
EFR Colorado Plateau LLC	Mining	Colorado	USD	100%	100%
EFR Arizona Strip LLC	Mining	Arizona	USD	100%	100%

2. BASIS OF PRESENTATION

The condensed consolidated financial statements have been prepared in United States dollars (“USD”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

As discussed in Note 5, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division of Denison Mines Corp. on June 29, 2012. For purposes of financing immediate working capital requirements, and sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed two financings. On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $C8.17 million ($8.00 million) and on July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 for gross proceeds of C$22.00 million ($21.55 million) (Note 12). With the net proceeds from the equity and debt financing and with the ongoing focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond calendar year 2013 and therefore the company believes that it will continue as a going concern for the foreseeable future.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

2. BASIS OF PRESENTATION (continued)

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) and do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended September 30, 2012.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on February 12, 2013.

Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended September 30, 2012.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended September 30, 2012.

Future Accounting Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Under IFRS 9 for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The Company has not yet assessed the impact of the Standard on the financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”) which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013, earlier application permitted. The Company has not yet assessed the impact of the Standard on the financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 11”) which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31 Interests in Joint Ventures (“IAS 31”). In addition, under IFRS 11, Joint Arrangements are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the Standard on the financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the Standard on the financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. IFRS 13 does not introduce requirements to measure assets or liabilities at fair value, nor does it eliminate practicable exception to fair value measurement that currently exist in certain standards. The Company has not yet assessed the impact of the Standard on the financial statements.

IAS 28 Investments in Associates and Joint Ventures (Amended in 2011)

IAS 28 (2011), Investments in Associates and Joint Ventures, supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines 'significant influence' and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The amended standard is effective for annual periods beginning on or after January 1, 2013. Entities that elect to early adopt this standard must also adopt the other standards included in the 'suite of five' standards on consolidation, joint arrangements and disclosures: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IAS 27 (2011), Separate Financial Statements. The Company intends to adopt the amendments to IAS 28 in its financial statements for the annual period beginning October 1, 2013. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. The interpretation, which has an effective date for annual periods beginning on or after January 1, 2013, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

  It is probable that future economic benefits will flow to the entity;
  The entity can identify the component of the ore body for which access has been improved; and
  The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body. When the costs of the stripping activity asset versus inventory produced are not separately identifiable, the entity allocates production stripping costs between the two based on a ‘relevant’ production measure.

For companies with existing asset balances related to stripping activity on the date of adoption, existing balances which do not relate to an identifiable component of ore body are written off against opening retained earnings. Existing asset balances which relate to production stripping not written off will be reclassified as part of an existing asset to which the stripping activity relate and depreciated over the remaining expected useful life of the identified component to which it relates. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on October 1, 2013. The Company does not expect the interpretation to have a material impact on the financial statements.

4. ACQUISITION OF JOINT VENTURE INTERESTS

On September 21, 2012, the Company executed a Purchase Agreement whereby the Company agreed to purchase from Aldershot Resources Ltd. (“Aldershot”) its membership interest in the Colorado Plateau Partners LLC (“CPP”) and Arizona Strip Partners LLC (“ASP”), both a 50/50 joint venture between EFRC and Aldershot.

The acquisition was completed on October 1, 2012. Pursuant to the Purchase Agreement, Aldershot received $0.75 million in cash, cancellation of debt owed by Aldershot to EFRC of $0.56 million including a note receivable of $0.51 million and 3,527,570 shares of EFI common stock valued at C$0.19 per share. The total purchase price was $2.04 million including $53,000 of transaction costs. The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

CPP holds a majority of the properties in the Sage Plain Project Area including the Calliham lease, the Crain lease, four Utah State leases and 94 unpatented mining claims on BLM land. As a result of the acquisition, the Company now owns 100% of the Sage Plain Project.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4. ACQUISITION OF JOINT VENTURE INTERESTS (continued)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Cash	$750
3,527,570 common shares of EFI	682
Cancellation of debt	557
Transaction costs incurred	53
Purchase consideration	$2,042

The purchase price was allocated as follows:
Cash and cash equivalents	$45
Property, plant and equipment (1)	1,997
Restricted cash	54
Decommissioning liability	(54)
$2,042

(1) The properties included as part of property, plant and equipment are the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims, all of which are located in Utah.

5. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (“Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holding Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Limited (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). The Terms of the Arrangement required EFI to distribute 425,440,872 common shares to Denison shareholders on a pro-rata basis such that Denison shareholders receive approximately 1.106 common shares of EFI for each common share of Denison owned.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The Acquisition was completed on June 29, 2012.

The Acquisition of Denison US Mining Division was consistent with EFI’s strategy of building a fully-integrated uranium and vanadium production company in the western U.S. The Acquisition provides a number of benefits including operational synergies, a potential to accelerate the rate of development of EFI’s mineral properties, increase throughput of mill feed and create a strategic platform for continued uranium property consolidation in the western U.S.

The cost of the Acquisition included the fair value of the issuance of 425,440,872 EFI common shares at C$0.19, for a total purchase price of $79.32 million. Acquisition costs totaled $2.57 million, including the issuance of 4,373,917 EFI common shares to Dundee Securities Ltd., valued at $0.98 million in satisfaction of the stock component portion of their advisory fee. The value of the Energy Fuels shares issued was calculated using the common share price of the Company’s shares on the date the Acquisition closed.

The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with eight of the ten board seats, majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. The accounting for the Acquisition has been done on a preliminary basis taking into account the information available at the time these condensed consolidated interim financial statements were prepared.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED (continued)

The purchase price allocation remains preliminary and is therefore subject to further adjustment prior to the end of the third fiscal quarter of 2013 for the completion of the valuation process and analysis of resulting tax effects. Final valuations of the assets and liabilities are not yet complete due to the timing of the Acquisition and complexities inherent in the valuation process. Previously, the Company had adjusted the preliminary purchase price allocation to adjust inventory stockpiles by $10.97 million as well as to recognize an intangible asset of $15.85 million for the estimated fair value of customer contracts acquired. The adjustments recorded resulted in an increase in gain on bargain purchase of $4.88 million from the amount reported in previous periods. There were no adjustments to the fair value recorded in the three month period ended December 31, 2012. The current preliminary aggregate fair values of assets acquired and liabilities assumed were as follows on the Acquisition date:

Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322

Fair value of assets and liabilities acquired	Fair Value
Cash and cash equivalents	552
Trade and other receivables	241
Inventories	31,530
Prepaid expenses and other assets	303
Property, plant and equipment	84,942
Intangible assets	15,851
Restricted cash (1)	24,965
Accounts payable and accrued liabilities	(7,802)
Deferred revenue	(1,150)
Decommissioning liabilities	(13,895)
135,537
Gain on purchase (2)	(56,215)
$79,322

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a preliminary gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price. This gain is preliminary and subject to final fair value adjustments which are expected to be completed by the quarter ended March 31, 2013.

6. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	December 31,	September 30,
	2012	2012
	$	$
Mega Uranium Ltd.
9,472,000 common shares (September 30, 2012 - 10,000,000)	1,143	1,627
	1,143	1,627

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

6. MARKETABLE SECURITIES (continued)

The Company has classified its investment in Mega Uranium Ltd. (“Mega”) as an available-for-sale investment. During the quarter ended December 31, 2012, the Company sold 528,000 shares for gross proceeds of $69,000 and recorded a mark-to-market decrease of $0.38 million in profit and loss.

The investment in Mega is classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

7. TRADE AND OTHER RECEIVABLES

	December 31,	September 30,
	2012	2012
	$	$
Trade receivables - mineral concentrate sales	2,075	12,807
Trade receivables - other	829	1,906
Notes receivable (1)	36	555
	2,940	15,268

(1)

The September 30, 2012 amount of $0.56 million included a $0.51 million promissory note receivable from Aldershot which held a 50% interest in the CPP joint venture with EFRC until the promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 4).

8. INVENTORIES

	December 31,	September 30,
	2012	2012
	$	$
Concentrates and work-in-progress	19,090	11,481
Inventory of ore in stockpiles	18,085	17,588
Raw materials and consumables	5,584	4,204
	42,759	33,273
Inventories - by duration
Current	38,308	30,328
Long-term - ore in stockpiles	4,451	2,945
	42,759	33,273

The current portion of inventory of ore in stockpiles represents ore that will be processed within the next twelve months of planned mill production.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9. PROPERTY, PLANT AND EQUIPMENT

		Mineral Properties
	Plant and		Pre-development
	equipment	Operating	and non-operating	Total
Balance at September 30, 2012	$53,850	$18,673	$90,483	$163,006
Acquisition of joint venture interests (Note 4)	-	-	1,997	1,997
Additions	1,490	1,377	3,597	6,464
Balance at December 31, 2012	$55,340	$20,050	$96,077	$171,467
Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	$15,590	$2,337	$11,994	$29,921
Depreciation for the period	2,601	-	-	2,601
Depletion for the period	-	1,101	-	1,101
Balance at December 31, 2012	$18,191	$3,438	$11,994	$33,623

Carrying amounts
At September 30, 2012	$38,260	$16,336	$78,489	$133,085
At December 31, 2012	$37,149	$16,612	$84,083	$137,844

Pre-development and non-operating mineral properties

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the carrying value of pre-development and non-operating mineral property expenses, shown by area of interest:

	December 31,	September 30,
	2012	2012
	$	$
Colorado Plateau (1)	14,650	12,632
Henry Mountains	15,196	14,450
Daneros	8,927	8,922
Arizona Strip	10,275	7,803
Sheep Mountain	35,035	34,682
Total	84,083	78,489

(1)	Properties acquired in the acquisition of joint venture interests are located on the Colorado Plateau straddling the Colorado and Utah border.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10. INTANGIBLE ASSETS

Sales
contracts
Cost
Balance at September 30, 2012	$15,851
Balance at December 31, 2012	$15,851
Amortization
Balance at September 30, 2012	$1,942
Amortization for the period	796
Balance at December 31, 2012	$2,738
Carrying amounts
At September 30, 2012	$13,909
At December 31, 2012	$13,113

Amortization

Amortization is recognized in selling, general and administrative as inventory is sold.

11. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following tables summarize the Company’s decommissioning liabilities:

	December 31,	September 30,
	2012	2012
	$	$
Reclamation obligations, beginning of period	15,724	466
Revision of estimate	-	(46)
Liability from acquisition of Titan Uranium, Inc.	-	1,301
Liability from acquisition of Denison US Mining Division
(Note 5)	-	13,895
Liability from acquisition of joint venture interests (Note 4)	54	-
Accretion	82	108
Reclamation obligations, end of period	15,860	15,724

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH (continued)

	December 31,	September 30,
	2012	2012
	$	$
Site restoration liability by location:
Exploration drill holes	95	43
White Mesa Mill	10,536	10,469
Colorado Plateau	1,686	1,679
Henry Mountains	420	417
Daneros	74	74
Arizona Strip	1,719	1,712
Sheep Mountain	1,330	1,330
	15,860	15,724
Site restoration liability:
Current	95	43
Non-current	15,765	15,681
	15,860	15,724

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rate ranging from 1.60% to 2.67% based on the 10-year and 20-year US Treasury rates. The total undiscounted decommissioning liability as at December 31, 2012 is $26.70 million (September 30, 2012 - $26.65 million). Reclamation costs are expected to be incurred between 2013 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, is comprised of the following:

	December 31,	September 30,
	2012	2012
	$	$
Restricted cash, cash equivalents and investments	28,399	1,553
Restricted cash from acquisition of Titan Uranium, Inc.	-	2,007
Restricted cash from acquisition of Denison US Mining Division (Note 5)	-	24,965
Restricted cash from acquisition of joint venture interests (Note 4)	54	-
	28,453	28,525

Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favor of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the period ended December 31, 2012, the Company had a net outflow of $5,000 from its collateral account (September 30, 2012 – ($1.01 million)).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12. LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, are as follows:

	December 31,	September 30,
	2012	2012
	$	$
Current portion of loans and borrowings:
Secured note (1)	250	250
Convertible debentures (2)	-	354
Finance leases and other	90	120
	340	724
Long-term loans and borrowings:
Secured note (1)	367	602
Convertible debentures (2)	19,459	21,750
Finance leases and other	423	413
	20,249	22,765

Terms and debt repayment schedule

Terms and conditions of the outstanding loans were as follows:

				December 31,		September 30,
				2012		2012
				$		$
		Nominal
		interest	Year of		Carrying		Carrying
	Currency	rate	maturity	Face value	amount	Face value	amount
Secured note (1)	USD	-	2016	1,126	617	1,126	852
Convertible debentures (2)	USD	8.5%	2017	22,113	19,459	22,365	22,104
Finance leases and other	USD	-	2013 -2017	566	513	566	533
				23,805	20,589	24,057	23,489

(1)

On October 12, 2011 the Company issued a secured note to Nuclear Energy Corporation LLC (“NUECO”) in the amount of $1.13 million for the assignment of the Skidmore Mineral Lease (“Skidmore”). To date the Company has transferred cash in the amount of $0.38 million to NUECO in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2013 ($0.25 million), October 13, 2014 ($0.25 million), and October 13, 2015 ($0.25 million). This note is secured by the Skidmore lease. The current portion of this note is $0.25 million and is due October 13, 2013 .

(2)

On July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of C$1,000 ($979.60 per Debenture for gross proceeds of C$22.00 million ($21.55 million) (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of C$0.30 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12. LOANS AND BORROWINGS (continued)

The Debentures will accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the $1,000 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the $1,000 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as FVTPL where the debentures are measured at fair value and changes are recognized in profit and loss. For the three months ended December 31, 2012 the Company recorded a gain on revaluation of convertible debentures of $2.04 million (Dec 31, 2011 – Nil).

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	December 31, 2012		September 30, 2012
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	678,606,040	178,745,349	123,999,665	60,051,575
Shares issued for acquisition of joint venture interests (Note 4)	3,527,570	682,037	-	-
Shares issued for Titan Uranium, Inc. asset purchase (1)	-	-	89,063,997	32,498,519
Shares issued for Titan Uranium, Inc. advisory fees (2)	-	-	1,256,489	430,772
Shares issued for Denison US Mining merger (Note 5)	-	-	425,440,872	79,322,174
Shares issued for Denison US Mining advisory fees (Note 5)	-	-	4,373,917	981,300
Shares and warrants issued for private placement (3)	-	-	35,500,500	6,548,820
Share issuance costs - private placement	-	-	-	(722,100)
Stock options exercised	-	-	16,667	5,385
Treasury shares (4)	-	-	(1,046,067)	(371,096)
Balance, end of period	682,133,610	179,427,386	678,606,040	178,745,349

(1)	On February 29, 2012 the Company completed the acquisition of Titan Uranium, Inc. in exchange of 89,063,997 EFI’s common shares at C$0.36 per share aggregating to $32.50 million.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

(2)

Pursuant to the acquisition of Titan Uranium, Inc., the Company issued 1,256,489 EFI common shares valued at $0. 43 million in satisfaction of the advisory fee. The value of the EFI shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

(3)

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $C8.17 million ($8.00 million). Each subscription receipt was exchangeable into one unit of the Company upon completion of the Acquisition of the Denison US Mining Division. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of C$0.27 until June 22, 2015. The fair value of the 17,750,250 full warrants that were issued on the completion of the private placement totaled $1.46 million and this value was recorded in contributed surplus which is a separate component of shareholders’ equity.

(4)

As a result of the Company’s acquisition of Titan Uranium, Inc., the Company acquired ownership of 1,046,067 shares of EFI common stock. Such shares are treated as treasury shares at December 31, 2012 and are shown as a reduction of equity.

Contributed surplus

	December 31,	September 30,
	2012	2012
	$	$
Balance, beginning of period	17,906	13,809
Share purchase warrants expired	1,899	-
Share-based compensation	-	4,099
Stock options exercised	-	(2)
Balance, end of period	19,805	17,906

		Exercise Price	Warrants
Month Issued	Expiry Date	C$	Issued
March 2011	March 31, 2015	0.65	11,500,000
February 2012	August 3, 2013	0.31	340,000
June 2012	June 22, 2015	0.27	17,750,250

Share Purchase Warrants

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	Weighted
	Average
	Exercise Price	December 31,	September 30,
	C$	2012	2012
Balance, beginning of period	0.49	45,787,131	13,110,000
Agent warrants issued in connection with public offering (1)	0.50	(1,610,000)	-
Warrants issued in exchange for Titan Uranium, Inc. warrants (2)	0.65	(14,586,881)	-
Warrants issued in exchange for Titan Uranium, Inc. warrants	0.63	-	14,926,881
Warrants issued in connection with private placement	0.27	-	17,750,250
Balance, end of period	0.42	29,590,250	45,787,131

(1)	These warrants, issued in connection with the March 31, 2011 public offering, expired unexercised on October 1, 2012.

(2)	These warrants, assumed in connection with the February 29, 2012 acquisition of Titan Uranium Inc., expired unexercised on November 30, 2012.

		December 31,		September 30,
		2012		2012
	$		$
Balance, beginning of period		6,002		4,159
Warrants issued in exchange for Titan Uranium, Inc. warrants (1)		(435)		541
Warrants issued in connection with public offering (2)		(1,464)		1,464
Share issuance costs		-		(162)
Balance, end of period		4,103		6,002

(1)	These warrants, assumed in connection with the February 29, 2012 acquisition of Titan Uranium Inc., expired unexercised on November 30, 2012.

(2)	These warrants, issued in connection with the March 31, 2011 public offering, expired unexercised on October 1, 2012.

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the three months ended December 31, 2012, the Company granted no stock options (Dec 31, 2011 – Nil) to its employees, directors and consultants, recording stock-based compensation expense of $Nil (Dec 31, 2011 – Nil). In addition, the Company also recorded stock-based compensation expense of $Nil for options which vested in the current period (Dec 31, 2011 – $11,000). Offsetting amounts were recognized as contributed surplus.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14. SHARE-BASED PAYMENTS (continued)

The fair value of stock options granted during the period ended December 31, 2012 and September 30, 2012 is as follows:

	Period Ended	Year Ended
	December 31, 2012	September 30, 2012
	$	$
5,840,000 options granted at C$0.31 on 03/07/12	-	1,308
136,000 options granted at C$0.39 on 03/07/12	-	23
680,000 options granted at C$0.86 on 03/07/12	-	111
3,240,000 options granted at C$0.23 on 08/13/12	-	401
13,925,000 options granted at C$0.23 on 08/27/12	-	2,066
1,225,000 options granted at C$0.23 on 09/01/12	-	170
100,000 options granted at C$0.23 on 09/17/12	-	14
Value of stock options granted	-	4,093

The summary of the Company’s stock options at December 31, 2012 and September 30, 2012, and the changes for the fiscal periods ending on those dates is presented below:

	As at December 31, 2012			As at September 30, 2012
		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of period	0.16 - 2.25	0.33	31,037,800	0.16 - 2.25	0.59	6,620,300
Transactions during the period:
Granted	0.00	0.00	-	0.23 - 0.86	0.27	25,146,000
Exercised	0.00	0.00	-	0.20	0.20	(16,667)
Forfeited	0.23 - 0.51	0.33	(55,000)	0.20 - 2.25	0.39	(643,333)
Expired	0.45	0.45	(481,800)	0.45	0.45	(68,500)
Balance, end of period	0.16 - 2.25	0.33	30,501,000	0.16 - 2.25	0.33	31,037,800

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14. SHARE-BASED PAYMENTS (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2012:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested
Jan-2013 (1)	2.25	0.02	700,000	700,000	-
Feb-2014	0.35	1.10	600,000	600,000	-
Jul-2014	0.35	1.54	570,000	570,000	-
Oct-2014	0.35	1.81	150,000	150,000	-
Jun-2015	0.16	2.47	12,500	12,500	-
Jul-2015	0.20	2.53	795,000	795,000	-
Jul-2015	0.17	2.55	12,500	12,500	-
Aug-2015	0.30	2.59	900,000	900,000	-
Oct-2015	0.62	2.80	75,000	75,000	-
Nov-2015	0.71	2.86	50,000	50,000	-
Apr-2016	0.51	3.28	1,660,000	1,660,000	-
Mar-2015	0.39	2.18	136,000	136,000	-
Mar-2016	0.86	3.18	680,000	680,000	-
Mar-2017	0.31	4.18	5,675,000	5,675,000	-
Aug-2017	0.23	4.62	3,235,000	3,235,000	-
Aug-2017	0.23	4.66	13,925,000	13,925,000	-
Sep-2017	0.23	4.67	1,225,000	1,225,000	-
Sep-2017	0.23	4.72	100,000	100,000	-
		4.07	30,501,000	30,501,000	-

(1)	These options expired unexercised on January 8, 2013.

15. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.9 million for the year ended September 30, 2013.

Pińon Ridge Mill license bonding

On June 13, 2012, Denver District Court ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license (“License”) for the operation of the proposed Pińon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering a time-limited administrative hearing on the issuance of the License. The License was set aside, pending the outcome of the hearing. The hearing was conducted on November 7 – 13, 2012 and a new licensing decision must be issued by CDPHE within 270 days of July 5, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15. COMMITMENTS AND CONTINGENCIES (continued)

In 2011, the Company transferred $0.84 million in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1.37 million to CDPHE as the first prepayment of the decommissioning warranty component. To fulfill the terms of the surety bond arrangement with the third-party provider, the Company deposited $0.69 million cash collateral with the provider. As of September 30, 2012 CDPHE had agreed to release the funds for the $0.84 million long-term care fund cash bond with interest and that money was subsequently received on October 10, 2012. In addition, CDPHE had agreed to release the decommissioning liability. These funds were released in November 2012. If the radioactive materials license were to be reissued these funds would be resubmitted to CPDHE.

Three additional prepayments of the decommissioning warranty were to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until the next construction season. The timetable for submitting the remaining payments was revised to September 7, 2012 ($2.90 million), March 7, 2013 ($6.40 million) and September 7, 2013 ($0.40 million). These payments are delayed indefinitely pending the outcome of the hearing.

The Company is committed to payments under various operating leases and purchase agreements. The future minimum payments are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
As at December 31, 2012	$	$	$	$	$	$	$
Rent (1)	409	528	540	369	370	-	2,216
Office expenses	28	32	3	-	-	-	63
Consumable materials contracts	2,294	-	-	-	-	-	2,294
Reclamation expenditures	95	1,704	762	-	-	24,138	26,699
	2,826	2,264	1,305	369	370	24,138	31,272

(1)	Included are the Company’s new office lease and the lease for office space occupied by Denison which was sublet beginning January 1, 2013.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	December 31,	December 31,
	2012	2011
	$	$
Uranium concentrates	8,428	-
Vanadium concentrates	415	-
Alternate feed materials processing and other	84	-
Revenues	8,927	-

The components of finance income are as follows:

	December 31,	December 31,
	2012	2011
	$	$
Interest income	183	4
Foreign exchange gain	200	-
Gain on revaluation of convertible debentures	2,053	-
Finance income	2,436	4

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16. SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The components of finance expense are as follows:

	December 31,	December 31,
	2012	2011
	$	$
Accretion	(82)	-
Interest expense	(499)	(16)
Change in value of marketable securities	(382)	-
Finance expense	(963)	(16)

A summary of depreciation, depletion and amortization expense recognized in the condensed consolidated interim financial statements is as follows:

	December 31,	December 31,
	2012	2011
	$	$
Recognized in inventories	2,118	-
Recognized in property, plant and equipment	925	38
Recognized in production cost of sales	617	-
Recognized in selling, general and administrative	839	18
Depreciation, depletion and amortization	4,499	56

17. SUBSEQUENT EVENTS

On January 28, 2013, pursuant to a private placement, the Company acquired 9,439,857 common shares of Virginia Energy Resources Inc. ("Virginia Energy") at a price of $0.42 per common share. The 9,439,857 common shares acquired by the Company represented 16.5% of Virginia Energy`s common shares outstanding. Consideration paid by the Company for this investment consisted of C$0.25 million ($0.25 million) in cash and 21,851,411 common shares of the Company issued on a private placement basis.

The Company acquired the shares of Virginia Energy for investment purposes, and has no current intention of acquiring additional securities of Virginia Energy.

Pursuant to the subscription agreement with Virginia Energy, for so long as the Company owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares, increasing to 9.9% after 2 years.

Virginia Energy owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA. Coles Hill is the largest known uranium deposit in the United States with 119.6 million tons of Indicated Resource with an average grade of 0.056% U3O8 containing 133 million lbs. of U3O8. According to a September 2012 Preliminary Economic Assessment ("PEA"), the Coles Hill Project has an Internal Rate of Return of 36.3%, a Net Present Value of $427 million, and initial cash cost of $30.72/lb. U3O8.

The Company will issue 270,270 common shares on a private placement basis in partial satisfaction of financial advisory services provided in connection with its investment in Virginia Energy.